January 29, 2018

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

RE:	RhythmOne plc
Registration Statement on Form F-4
File No. 333-222282

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RhythmOne plc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”) to become effective on January 31, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date. Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel, Torys LLP, by calling Mile T. Kurta at (212) 880-6363.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RHYTHMONE PLC

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

cc:	Mile T. Kurta, Torys LLP
James Masetti, Pillsbury Winthrop Shaw Pittman LLP